Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a sino foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION
Acquisition of Qidong Wind Power Interest
●
On 31 March 2009, the Company entered into the Transfer Agreement with Huaneng New Energy, pursuant to which the Company agreed to acquire from Huaneng New Energy its 65% equity interest in Qidong Wind Power for a consideration of RMB103 million. The purchase price will be settled in cash and funded by the Company´s internal cash surplus. The purchase price was determined on arm’s length basis between the parties.

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Huaneng Group holds an 51.98% direct interest and 5% indirect interest in HIPDC while HIPDC, as the direct controlling shareholder of the Company, holds 42.03% of the total issued share capital of the Company. In addition, Huaneng Group holds an aggregate of 8.92% effective interest in the Company. Therefore, Huaneng Group and its associates (including Huaneng New Energy) are connected persons of the Company under the Hong Kong Listing Rules. The transaction between the Company and Huaneng New Energy as contemplated by the Acquisition thus constitutes a connected transaction of the Company.

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Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG NEW ENERGY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, owning within the PRC a generation capacity of 39,203 MW on an equity basis.

Huaneng New Energy, a wholly owned subsidiary of Huaneng Group, is principally engaged in investing in wind power and hydro power projects. It holds 65% interest in the registered capital of Qidong Wind Power. Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest in HIPDC. In addition, Huaneng Group also holds a 5% indirect interest in HIPDC and directly holds an aggregate of 8.92% effective interest in the total issued share capital of the Company. As at the date of this announcement, HIPDC held approximately 42.03% of the total issued share capital of the Company.

The relationships among the Company, Huaneng Group, Huaneng New Energy and Qidong Wind Power are as follows:

*
Huaneng Group, through China Hua Neng Group Hong Kong Limited, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.

#	Of the 8.92% interest, 0.17% represents the interest in the H Shares of the Company held by China Hua Neng Group Hong Kong Limited.

According to the Hong Kong Listing Rules, Huaneng Group and its associates (including Huaneng New Energy) are connected persons of the Company, and accordingly, the Acquisition carried out between the Company and Huaneng New Energy constitutes connected transaction of the Company.

TRANSFER AGREEMENT

Date	:	31 March 2009
Parties	:	Huaneng New Energy as seller the Company as purchaser
Interest to be acquired	:	65% interests in the registered capital of Qidong Wind Power
Consideration	:
The consideration for the purchase of Qidong Wind Power Interest is RMB103 million which is to be payable in cash on the transfer date and to be funded by the Company’s internal cash surplus. The purchase price was determined on normal commercial terms and arm’s length negotiations between the parties.

Conditions	:	The obtaining and completion of all internal and external approvals and/or filing and third party consent by Huaneng New Energy in respect of the transfer of Qidong Wind Power Interest.
Transfer date	:	The Closing shall be on the 15th day after the satisfaction of the aforesaid conditions, or on a business day as agreed in writing between the Company and Huaneng New Energy.

INFORMATION REGARDING Qidong Wind POWER

Qidong Wind Power was established in Qidong City of Jiangsu Province on 23 August 2007. Its scope of business includes developing and operating wind power projects, sale of power and provision of technical consultancy services on wind power generation projects. Phase I of Qidong Wind Power has a total generation capacity of 91.5 MW while the investment amount as estimated in the feasibility report and the preliminary estimate of construction cost are RMB 945.94 million and RMB 931 million, respectively. It is estimated that the average annual on-grid power generation amounts to 200.17 million kWh. Qidong Wind Power will be entitled to enjoy the benefit of the Clean Development Mechanism (“CDM”) policy. Its Phase I has commenced commercial operations in March 2009.

Huaneng New Energy, a wholly owned subsidiary of Huaneng Group, is the controlling shareholder of Qidong Wind Power, holding 65% interests in the registered capital of Qidong Wind Power. The corresponding investment of Huaneng New Energy in Qidong Wind Power amounted to RMB780 million. Another shareholder of Qidong Wind Power is Shanghai Xinneng New Energy Investment Limited Company, which holds 35% interests in the registered capital of Qidong Wind. Shanghai Xinneng New Energy Investment Limited Company has agreed to waive its pre-emptive rights to acquire the Qidong Wind Power Interest in the Acquisition. Upon completion of the Acquisition, each of the Company and Shanghai Xinneng New Energy Investment Limited Company will hold 65% and 35% interests in the registered capital of Qidong Wind Power, respectively. Shanghai Xinneng New Energy Investment Limited Company is a third party independent of the Company and connected persons of the Company. It does not hold any share in the Company.

Huaneng New Energy warranted that its 65% interest in the registered capital of Qidong Wind Power is not subject to any mortgages, charges, liens or third party interests, and such interest is not subject to any disputes, litigation, arbitration and other legal proceedings.

Qidong Wind Power will become a subsidiary of the Company upon completion of the Acquisition.

Operating Data of Qidong Wind Power

Qidong Power Plant was still under construction until its Phase I commenced commercial operation in March 2009. Therefore, up to the date of this announcement, operating data of Qidong Power Plant is not available.

Selected Financial Information of Qidong Wind Power

The following table sets out certain audited financial information of Qidong Wind Power as at 31 December 2007, 31 December 2008 for the year/period then ended, prepared in accordance with PRC Accounting Standards:

	As at 31 December 2007	As at 31 December 2008
	(in RMB’000)	(in RMB’000)

Total asset	138,830	992,870
Total liabilities	98,830	844,870
Receivables	20	0
Contingent liabilities	0	0
Net asset	40,000	148,000
Revenue from principal operations	0	0
Operating (loss)/Profit from principal operations	0	0
(Loss)/Profit before taxation	0	0
Net (loss)/Profit after taxation	0	0

Valuation of Qidong Wind Power

China Development Appraisal, an independent asset appraisal institution which is qualified to participate in securities related matters, has conducted a valuation on Qidong Wind Power by using replacement cost method. The appraisal date is fixed at 30 September 2008 and the results are set out:

(RMB´000)

Book value of shareholders´ equity	120,000
Appraised value of shareholders´ equity	158,340
Increase/Decrease (amount)	38,340
Increase/Decrease (%)	31.95%

The increase of value in valuation report is due to the rise of the price of the wind power facilities and raw materials.

REASONS FOR THE ACQUISITION AND PRICING FACTORS

According to the Renewable Energy Law and Mid- and Long-Term Development Plans of Renewable Energy, non-aqueous renewable energy quotas will have a significant impact on the production operation and long-term development of the Company. After completion of the Acquisition, the Company´s wind power generation installed capacity on an equity basis will be increased by 59,500KW and the Company will obtain the development right of Qidong Wind Power follow-up projects which is a relatively good starting point for the Company to enter into the wind power area. The Acquisition is conducive for the unified development of the Company in the East China region and has established a good social image of emphasizing environmental protection for the Company which is in line with the development strategy and long-term benefits of the Company. With the increasing support of clean energy development by the State and the continuing improvement of the carbon dioxide trading market both inside and outside the PRC, wind power projects will generate relatively good revenues from a long-term perspective.

The consideration of the Acquisition was arrived at after various negotiations between the Company and Huaneng New Energy, and determined in accordance with the results as per valuation report prepared by China Development Appraisal. According to such valuation report, the appraised value of 100% equity interest of Qidong Wind Power amounted to approximately RMB158.34 million, thereby indicating the Qidong Wind Power Interest at approximately RMB103 million. According to the audited financial statements of Qidong Wind Power, the book value of Qidong Wind Power’s net asset as at 31 December 2008 amounted to approximately RMB148 million, thereby indicating the Qidong Wind Power Interest at approximately RMB96.2 million. After negotiations between the Company and Huaneng New Energy, it was agreed that the price for the Acquisition shall be determined on the basis of the appraised value as at 30 September 2008, i.e. 100% of the equity interest in Qidong Wind Power be valued as approximately RMB158.34 million, representing a premium of 32% over the book value of the net asset and equivalent to the appraised value. The pricing level of the Acquisition has reflected the value of the asset held by Qidong Wind Power.

According to the audited financial statements of Qidong Wind Power as at 31 December 2008 prepared by PWC, the assets and liabilities attributable to the Qidong Wind Power Interest were RMB645,365,500 and RMB549,165,500, respectively. The Acquisition has no material impact on the assets, liabilities and revenue of the Company.

To the best knowledge of the Directors, there has been no material change in the appraised value of Qidong Wind Power. Having taken this into account, the Directors believe that the Acquisition price and terms are fair and reasonable to the Company and its shareholders as a whole. This transaction will benefit the Company and its shareholders.

IMPLICATION UNDER HONG KONG LISTING RULES

The Acquisition constitutes a connected transaction of the Company under the Hong Kong Listing Rules. Since the relevant percentage ratios calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules in connection with the Acquisition are all less than 2.5%, the Acquisition is only subject to the reporting and announcement requirements as set out in Rules 14A.45 and 14A.47 of the Hong Kong Listing Rules and is exempt from the independent shareholders´ approval requirements.

The Directors (including independent non-executive Directors) are of the view that the Transfer Agreement was entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and the Transfer Agreement is in the interests of the Company and its shareholders as a whole.

DEFINITIONS

“Acquisition”	the purchase by the Company of the Qidong Wind Power Interest from Huaneng New Energy:
“China Development Appraisal”	China Development International Asset Appraisal Limited Company;
“Closing”	the closing of the Acquisition;
“Company”	Huaneng Power International, Inc.;
“Directors”	the Directors of the Company;
“HIPDC”	Huaneng International Power Development Corporation;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
“Huaneng Group”	China Huaneng Group;
“Huaneng New Energy”	Huaneng New Energy Industrial Holding Limited Company;
“PRC”	the People’s Republic of China;
“Qidong Wind Power”	Huaneng Qidong Wind Power Generation Co. Ltd, a company incorporated in the PRC with limited liability;
“Qidong Wind Power Interest”	the 65% interest in the registered capital of Qidong Wind Power to be purchased by the Company pursuant to the Transfer Agreement;
“RMB”	the lawful currency of the PRC;
“Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Transfer Agreement”	the transfer agreement dated 31 March 2009 entered into between the Company and Huaneng New Energy relating to the purchase of the Qidong Wind Power Interest.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

CaoPeixi
(ExecutiveDirector)
HuangLong
(Non-executiveDirector)
WuDawei
(Non-executiveDirector)
HuangJian
(Non-executiveDirector)
LiuGuoyue
(ExecutiveDirector)
FanXiaxia
(ExecutiveDirector)
ShanQunying
(Non-executiveDirector)
XuZujian
(Non-executiveDirector)
HuangMingyuan
(Non-executiveDirector)
LiuShuyuan
(Non-executive Director)

Liu Jipeng
(IndependentNon-executiveDirector)
YuNing
(IndependentNon-executiveDirector)
ShaoShiwei
(IndependentNon-executiveDirector)
ZhengJianchao
(IndependentNon-executiveDirector)
WuLiansheng
(Independent Non-executive Director)

Beijing, the PRC
1 April 2009